November 7, 2008

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Edwin Kim

Re:	Yuhe International, Inc. Amendment No. 4 to Registration Statement on Form S-1 Registration Statement on Form S-1 filed May 12, 2008 File No. 333-150836

Dear Mr. Kim:

On behalf of Yuhe International, Inc. (the “Company”), we are responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated October 17, 2008 commenting on Amendment No. 3 to the Registration Statement on Form S-1 filed on September 30, 2008 (the “Amendment No. 3”).

We have provided four courtesy copies of Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment No. 4”), clean and marked to show changes from Amendment No. 3, along with this response letter for your review. For your convenience, we have repeated each comment from the Staff’s October 17, 2008 letter immediately prior to our responses below. For your convenience, we pointed out the page numbers of Amendment No. 4 where the revisions appear. The page numbers are the page numbers of the document as filed in EDGAR.

General

1.
We note your response to prior comment two and the significant number of shares in this offering relative to the number outstanding and public float. We also note that the percentage ownership of the Black River and Pinnacle entities, when combined with their affiliated entities, appears to exceed 10% for each entity. In light of these and other circumstances of the investments and distribution, it appears that this is an indirect primary offering. Please revise to identify the selling shareholders as underwriters and provide a price for the shares.

The Company notes the Staff's comments and respectfully advises that it believes the offering under the Registration Statement is appropriately characterized as secondary sales under Rule 415 of the Securities Act and is not an indirect primary offering. No. 29 of the Division's Publicly Available Telephone Interpretations for Rule 415 of the Securities Act sets forth the factors for determining whether an offering styled as a secondary one is really on behalf of the issuer (as more particularized below). The Company respectfully submits that these factors, as discussed below and applied to the facts and circumstances of this transaction, demonstrate that the selling shareholders, in particular, (a) Pinnacle China Fund L.P. and Pinnacle Fund L.P., and (b) Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd., are not and were not acting as underwriters or otherwise as a conduit for the Company.

Background

On March 12, 2008, the Company consummated with 25 accredited investors (including two Pinnacle entities and two Black River entities which were affiliated with each other but not with the Company or any other investor) a private placement of 85,714,282 shares of common stock. 25 private placement investors purchased 6,800,518 post-split shares: 5,829,018 post-split shares of the Company's common stock for an aggregate purchase price of US$18 million and 971,500 post-split shares from Mr. Yamamoto for US$3 million, all at $3.09 per share on March 12, 2008. Among the 25 accredited investors were (i) Pinnacle China Fund, L.P, (ii) Pinnacle Fund L.P, (iii) Black River Commodity Select Fund Ltd. and (iv) Black River Small Capitalization Fund Ltd. While Pinnacle China Fund L.P. and Pinnacle Fund L.P. are affiliated with each other, they are not affiliated with the Company or any other investor. Similarly, while Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd. are affiliated with each other, they are not affiliated with the Company or any other investor.

Analysis

(1)
Holding period for the shares. At this time, each of the investors has held the securities purchased in the private placement for more than seven months and has had the risk of loss during that period. Each of the investors represented in writing to the Company that it was acquiring the securities for its own account and not with a view toward any resale or distribution. Each investor retains the sole right to decide when to sell its shares and at what price. Notwithstanding the filing of the Registration Statement, there are no guarantees that the investors will be able to sell their shares within any particular period of time or at any particular price, and so their investment remains at risk and may remain so indefinitely.

(2)
Circumstances under which the shares were received. The majority of the selling shareholders, 25 private placement investors, acquired their shares in an acquisition transaction involving, through receipt of a private placement memorandum and the filing of the Company's 8K containing Form 10 information, full disclosure. The selling shareholders purchased their shares under the following circumstances, (i) 25 private placement investors purchased 6,800,518 post-split shares: 5,829,018 post-split shares from the Company for US$18 million and 971,500 post-split shares from Mr. Yamamoto for US$3 million, all at $3.09 per share on March 12, 2008; (ii) Halter Financial Investments, L. P. and Halter Financial Group, L.P. purchased 951,996 post-split shares from the Company on November 6, 2007; and (iii) pursuant to the Common Stock Purchase Agreement, dated November 6, 2007, all shareholders of the Company, except for 16,997 publicly traded shares, have the right to register their 119,001 shares.

Each investor in the private placement is an "accredited investor" as that term is defined in Rule 501 of Regulation D under the Securities Act, and represented this status in writing to the Company. Each investor made further representations to the Company in writing as to its financial sophistication and its acquisition of the securities for its own account and not with a view to any resale or distribution. All of the securities purchased in the private placement were purchased through Roth Capital Partners, LLC and WLT Brothers Capital, Inc., in their capacities as placement agents in the private placement.

The Company is aware that the Commission is often concerned in these cases with issuances of securities that have the potential to be massively dilutive to existing shareholders, as a result of their anti-dilution provisions. Since shares of common stock were issued in the private placement, there is no toxic term in the instant case.

(3)
All of the selling shareholders are unrelated to the Company. None of Pinnacle China Fund, L.P, Pinnacle Fund L.P, Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd. nor any of their affiliates, had any relationship with the Company prior to the private placement. While the securities issued in the private placement give the two Black River entities and the two Pinnacle entities over 10% of the Company's common stock respectively, each individual selling shareholder is a separate legal entity.

(4)
Number of shares involved. The total number of shares being registered for resale under the Registration Statement is 7,871,515 shares, representing 51% of the Company's total outstanding shares of common stock. While the amount sought to be registered is significant in proportion to the Company's outstanding shares of common stock, the Company does not believe that this amount is disproportionate in light of the value received by the Company in the private placement, particularly considering the manner in which the securities were priced in relation to the market value of the Company.

(5)
The selling shareholders are not in the business of underwriting securities. None of the investors in the private placement is in the business of underwriting securities, but rather are in the business of making investments for their own account. Indeed, none of the Black River or Pinnacle entities is a registered broker-dealer.

(6)
Under all the circumstances, it does not appear that the selling shareholders are acting as a conduit for the Company. The private placement was negotiated at arm's length terms with investors who are independent from the Company and had no prior relationship with the Company. Each investor in the private placement represented to the Company that it was acquiring the securities for its own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities, nor with any present intention of selling or otherwise disposing of all or any part of the securities. The investors have now held the securities issued in the private placement for a period of over seven months, and there is no guarantee that they will be able to sell their shares at any particular time or at any particular price. Furthermore, there is no future dilution. The Company will not receive any proceeds from the sale of shares by the selling shareholders under the Registration Statement.

In addition to the foregoing analysis under the Staff's telephone interpretation, the Company believes that the offering described in the Registration Statement fits squarely within the language of Rule 415. The described securities are being offered solely by persons other than the Company (Rule 415(a)(1)(i)), and the Company will receive no benefit from the resale of the securities.

Based on the foregoing, the Company believes that the selling shareholders are not acting as a conduit for the Company. Accordingly, the Company believes that the offering is properly characterized as a secondary offering for purposes of Rule 415.

2.
We note your response to prior comment four and the disclosure on page 43 that all members of the Supervisory Board are nominated and appointed by the Shareholder Congress. You also state on page 43 that some Supervisory Board members were elected by workers of PRC Yuhe and shareholders of PRC Yuhe. Please revise to reconcile the apparent inconsistency.

The Company notes the Staff’s comment and advises that the Supervisory Board comprises of three members. At the Shareholder’s Congress, the shareholders of PRC Yuhe were obligated to approve the appointment of one Supervisory Board member who was elected by the workers of PRC Yuhe as required by current Chinese laws and regulations and also appointed two other members.

The Company respectfully advises the Staff that changes have been made on page 43 of Amendment No. 4:-

“(ii) Supervisory Board.

All the members of the Supervisory Board serve for a term of three years. At the Shareholder Congress, the shareholders of PRC Yuhe were obligated to approve the appointment of one Supervisory Board member who was elected by the workers of PRC Yuhe as required by current Chinese laws and regulations and also appointed two other members. There are no other nominations or arrangements for nomination of Supervisory Board member.   The current members of the Supervisory Board of PRC Yuhe are Zhang Jinhua, Zheng Chaoyang and Zhang Lishun, and their business background and relationships with Yuhe are as follows.”

Business, page 29

3.
We note your response to prior comment eight and the statement that there is no correlation between the decision of Bright Stand to engage HFG and the decision of Halter Financial Investments to acquire a control position in First Growth. Notwithstanding this statement, please revise to address the potential conflict of interest associated with First Growth’s 87% shareholder advising an entity about its purchase of a U.S. shell company, which was First Growth.

The Company notes the Staff’s comment and advises that after Halter Financial Investments, L.P., “Halter Financial”, became a 87.5% shareholder of First Growth pursuant to a Stock Purchase Agreement dated as of November 6, 2007, there was a potential conflict of interest associated with an affiliate of Halter Financial, HFG International, Limited, advising Bright Stand about its purchase of a U.S. shell company, First Growth. Despite this potential conflict of interest, HFG International, Limited has informed the Company that its advice to Bright Stand was based on its research results into the prices paid by other groups to acquire control positions in publicly traded shell companies which were similarly situated as First Growth at the time Bright Stand acquired First Growth.

The Company respectfully advises that changes have been made on pages 15, 30, 31 and 53 of Amendment No. 4:-

On page 15:-

“…Halter Financial has advised us that there is no correlation between the decision of Bright Stand to engage HFG International, Limited to provide consulting services to Bright Stand and the decision of Halter Financial to acquire a control position in First Growth. After Halter Financial became a 87.5% shareholder of First Growth pursuant to a Stock Purchase Agreement, there was a potential conflict of interest associated with an affiliate of Halter Financial, HFG International, Limited, advising Bright Stand about its purchase of a U.S. shell company, First Growth. Despite this potential conflict of interest, HFG International, Limited has informed us that its advice to Bright Stand was based on its research results into the prices paid by other groups to acquire control positions in publicly traded shell companies, which were similarly situated as First Growth at the time Bright Stand acquired First Growth.”

On page 30:-

“…Prior to November 2007, neither Halter Financial nor its affiliates had a material relationship with any of First Growth’s shareholders.  After Halter Financial became a 87.5% shareholder of First Growth pursuant to a Stock Purchase Agreement, there was a potential conflict of interest associated with an affiliate of Halter Financial, HFG International, Limited, advising Bright Stand about its purchase of a U.S. shell company, First Growth. Despite this potential conflict of interest, HFG International, Limited has informed us that its advice to Bright Stand was based on its research results into the prices paid by other groups to acquire control positions in publicly traded shell companies, which were similarly situated as First Growth at the time Bright Stand acquired First Growth.”

On page 31:-

“Corporate Reorganization Transactions

HFG International, Limited, an affiliate of Halter Financial, was engaged by Bright Stand to provide consulting services related to Bright Stand’s efforts to complete a combination transaction with a US domiciled publicly-traded “shell corporation” and other post transaction matters. HFG International, Limited introduced Bright Stand to First Growth. There is no correlation between the decision of Bright Stand to engage HFG International, Limited to provide consulting services to Bright Stand and the decision of Halter Financial to acquire a control position in First Growth. After Halter Financial became a 87.5% shareholder of First Growth pursuant to a Stock Purchase Agreement, there was a potential conflict of interest associated with an affiliate of Halter Financial, HFG International, Limited, advising Bright Stand about its purchase of a U.S. shell company, First Growth. Despite this potential conflict of interest, HFG International, Limited has informed us that its advice to Bright Stand was based on its research results into the prices paid by other groups to acquire control positions in publicly traded shell companies, which were similarly situated as First Growth at the time Bright Stand acquired First Growth. After a diligence review by counsel for Bright Stand, the principal shareholder of Bright Stand elected to enter into the exchange transaction contemplated by the equity transfer agreement filed as Exhibit 10.2 to the Registration Statement of which this prospectus is a part.”

On page 53:-

“Acquisition by Halter Financial . …Halter Financial has advised us that there is no correlation between the decision of Bright Stand to engage HFG International, Limited to provide consulting services to Bright Stand and the decision of Halter Financial to acquire a control position in First Growth. After Halter Financial became a 87.5% shareholder of First Growth pursuant to a Stock Purchase Agreement, there was a potential conflict of interest associated with an affiliate of Halter Financial, HFG International, Limited, advising Bright Stand about its purchase of a U.S. shell company, First Growth. Despite this potential conflict of interest, HFG International, Limited has informed us that its advice to Bright Stand was based on its research results into the prices paid by other groups to acquire control positions in publicly traded shell companies, which were similarly situated as First Growth at the time Bright Stand acquired First Growth.”

Executive Compensation, page 44

4.	In light of the grant options awarded to Mr. Hu Gang, please advise us whether the compensation tables in Items 402(d) through (f) are appropriate.

The Company notes the Staff’s comment and advises that Mr. Hu Gang was granted an option to purchase 150,000 shares of common stock of the Company on June 13, 2008 pursuant to Mr. Hu’s employment agreement with the Company dated June 13, 2008. This option will have a per-share exercise price equal to $3.708, 120% of the private placement price on March 12, 2008, with the fair market value being calculated with reference to the last private placement price of the Company’s stock. The option will vest in equal installments on each of the first three anniversaries of the grant date and the first installment will vest on June 13, 2009. The option will expire on the fifth anniversary of the grant date. In the circumstances, no options were granted at the end of the Company’s last complete fiscal year, i.e. December 31, 2007 and therefore Items 402(d) through (e) are not applicable.

With respect to the applicability of Item 402(f), “Compensation of Directors”, the Company advises that Mr. Hu Gang is not a director of the Company. In this respect, Item 402(f) is not applicable.

The Company further submits that options were granted to three independent directors of the Company, namely Mr. Peter Li, Mr. Liu Yaojun and Mr. Greg Huett, pursuant to their respective appointment as independent directors of the Company. With respect to the applicability of Items 402(d) through (f), the Company advises that the options were granted to the three independent directors on June 13, 2008. The option will vest in equal installments on each of the first three anniversaries of the grant date and the first installment will vest on June 13, 2009. The option will expire on the fifth anniversary of the grant date. In the circumstances, no options were granted at the end of the Company’s last complete fiscal year, i.e. December 31, 2007 and therefore Items 402(d) through (f) are not applicable.

Transactions with Related Persons, page 48

5.
We note your responses to comments 12 and 14 of our letter dated September 9, 2008, we, however, reissue them in part. Please revise to provide a narrative description of the “Loans to Former Owners of PRC Yuhe” in the table on page 49. The descriptions in the table, or footnote to the table, should be similar to the ones provided in Exhibit 10.33.

The Company notes the Staff’s comment and advises that changes have been made on pages 49 to 52 of Amendment No. 4 to provide a narrative description of the “Loans to Former Owners of PRC Yuhe” and others:-

Related Party	Terms	Yuhe International, Inc. Balance as at June 30, 2008	PRC Yuhe Balance as at December 31, 2007	PRC Yuhe Balance as at December 31, 2006

Loans to Former Owners of PRC Yuhe

Mr. Gao Zhentao, Director and former owner of PRC Yuhe
The first oral loan agreement between PRC Yuhe as lender and Mr. Gao Zhentao as borrower was made in or about December 2006. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

Unsecured, interest free loans, have no fixed repayment date. For allowing Mr. Gao to make payments for his business trips and other expenses purpose. Balance in the sum of $74,125 was repaid on February 19, 2008.

No material covenants, conditions or restrictions attached to these cash advances to and repayments by Mr. Gao Zhentao.

Remedies available to the creditor are prescribed pursuant to the laws of the PRC.
		$-	$74,125	$-

Mr. Gao Zhenbo, Director of PRC Yuhe and former owner of Taihong
The first oral loan agreement between PRC Yuhe as lender and Mr. Gao Zhenbo as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

Unsecured, interest free loans, have no fixed repayment date. For allowing Mr. Gao to make payments for his business trips and other expenses purpose. Balance in the sum of $76,716 was repaid on February 19, 2008.

No material covenants, conditions or restrictions attached to these cash advances to and repayments by Mr. Gao Zhenbo.

Remedies available to the creditor are prescribed pursuant to the laws of the PRC.
		$-	$76,716	$-

Mr. Tan Yi, Director of PRC Yuhe
The first oral loan agreement between PRC Yuhe as lender and Mr. Tan Yi as borrower was made on or about January 31, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

Unsecured, interest free loans, have no fixed repayment date. For allowing Mr. Tan to make payments for his business trips and other expenses purpose. Balance in the sum of $78,092 was repaid on February 19, 2008.

No material covenants, conditions or restrictions attached to these cash advances to and repayments by Mr. Tan Yi.

Remedies available to the creditor are prescribed pursuant to the laws of the PRC.
		$-	$78,092	$-

Due from directors shown under non-current assets in balance sheet		$-	$228,933	$-

Loans to Companies in which Former Owner of PRC Yuhe Served as a Director

Hefeng Green Agriculture Co., Ltd, a company in which Mr. Gao Zhentao served as a director
The first oral loan agreement between PRC Yuhe as lender and Hefeng Green Agriculture Co., Ltd. as borrower was made on or about September 30, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

Unsecured, interest free loans, have no fixed repayment date. For working capital purposes. The management expects to receive the loan balance on demand in December 2009.

No material covenants, conditions or restrictions attached to these cash advances to and repayments by Hefeng Green Agriculture Co., Ltd.

Remedies available to the creditor are prescribed pursuant to the laws of the PRC.
	$75,560	$70,990	$66,419

Shandong Yuhe Food Group Co., Ltd., a company in which Mr. Gao Zhentao served as a director
The first oral loan agreement between PRC Yuhe and Taihong as lenders and Shandong Yuhe Food Group Co., Ltd. as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms among these parties.

Unsecured, interest free loans, have no fixed repayment date. For working capital purposes. The management expects to receive the loan balance on demand in December 2009.

No material covenants, conditions or restrictions attached to these cash advances to and repayments by Shandong Yuhe Food Group Co., Ltd.

Remedies available to the creditor are prescribed pursuant to the laws of the PRC.
	$3,818,695	$5,617,363	$4,015,833

Shandong Yuhe New Agriculture Academy of Sciences, a company in which Mr. Gao Zhentao served as a director
The first oral loan agreement between PRC Yuhe as lender and Shandong Yuhe New Agriculture Academy of Sciences as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

Unsecured, interest free loans, have no fixed repayment date. For working capital purposes. The management expects to receive the loan balance on demand in December 2009.

No material covenants, conditions or restrictions attached to these cash advances to and repayments by Shandong Yuhe New Agriculture Academy of Sciences.

Remedies available to the creditor are prescribed pursuant to the laws of the PRC.
	$51,498	$48,384	$45,268

Weifang Hexing Breeding Co., Ltd., a company in which Mr. Gao Zhentao served as a director
The first oral loan agreement between Taihong as lender and Weifang Hexing Breeding Co., Ltd. as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

Unsecured, interest free loans, have no fixed repayment date. For working capital purposes. The balance in the sum of $214,954 was repaid on March 31, 2008.

No material covenants, conditions or restrictions attached to these cash advances to and repayments by Weifang Hexing Breeding Co., Ltd.

Remedies available to the creditor are prescribed pursuant to the laws of the PRC.
	$-	$53,723	$-

Weifang Jiaweike Food Co., Ltd., a company in which Mr. Gao Zhentao served as a director
The first oral loan agreement between Taihong as lender and Weifang Jiaweike Food Co., Ltd. as borrower was made on or about September 3, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

Unsecured, interest free loans, have no fixed repayment date. For working capital purposes. The management expects to receive the loan balance on demand in December 2009.

No material covenants, conditions or restrictions attached to these cash advances to and repayments by Weifang Jiaweike Food Co., Ltd.

Remedies available to the creditor are prescribed pursuant to the laws of the PRC.
	$26	$26	$-

Due from related companies shown under non-current assets on balance sheet		$3,945,779	$5,790,486	$4,127,520

Loan to Shareholder of Yuhe International

Mr. Yamamoto, a shareholder of Yuhe International	Unsecured, interest free loan, has no fixed repayment date. Advance to shareholder for payments of listing expenses and was repaid in 2008.	$15,000	$-	$-

Due from shareholder recorded under current assets on balance sheet		$15,000	$-	$-

Loans from Companies in which Former Owner of PRC Yuhe Served as a Director

Weifang Hexing Breeding Co., Ltd, a company in which Mr. Gao Zhentao served as a director	The first oral loan agreement between Weifang Hexing Breeding Co., Ltd. as lender and PRC Yuhe as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties. Unsecured, interest free loans, have no fixed repayment date. For working capital purposes. Balance in the sum of $2,169,237 was repaid on June 30, 2007. No material covenants, conditions or restrictions attached to these cash advances to and repayments by PRC Yuhe. Remedies available to the creditor are prescribed pursuant to the laws of the PRC.	$-	$-	$1,879,785

Weifang Jiaweike Food Co., Ltd, a company in which Mr. Gao Zhentao served as a director	The first oral loan agreement between Weifang Jiaweike Food Co., Ltd. as lender and PRC Yuhe as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties. Unsecured, interest free loans, have no fixed repayment date. For working capital purposes. Balance in the sum of $473,220 was repaid on June 30, 2007. No material covenants, conditions or restrictions attached to these cash advances to and repayments by PRC Yuhe. Remedies available to the creditor are prescribed pursuant to the laws of the PRC.	$-	$-	$687,954

Weifang Hexing Breeding Co., Ltd, a company in which Mr. Gao Zhentao served as a director
The first oral loan agreement between Weifang Hexing Breeding Co., Ltd. as lender and PRC Yuhe as borrower was made on or about March 12, 2008. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

Unsecured, interest free loans, have no fixed repayment date. For working capital purposes. The loan in the sum of $212,134 was repaid on August 30, 2008.

No material covenants, conditions or restrictions attached to these cash advances to and repayments by PRC Yuhe.

Remedies available to the creditor are prescribed pursuant to the laws of the PRC.
		$492,956		$-	$-

Others	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes.	$24,444		$-	$-

Due to related companies in which Former Owner of PRC Yuhe Served as a Director		$517,400		$-	$2,567,739

Loan from Bright Stand International Limited

Bright Stand International Limited, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. The Balance was eliminated upon consolidation between Yuhe International and Bright Stand as a result of the reverse merger. No material covenants, conditions or restrictions attached to this cash advance. Remedies available to the creditor are prescribed pursuant to the laws of the PRC.	$-	$	*1,000,000	$-

Loan from Bright Stand International Limited		$-		$1,000,000	$-

Due to related companies shown under current liabilities on balance sheet		$517,400		$1,000,000	$2,567,739

6.
We note your response to comment 15 of our letter dated September 9, 2008, we, however, reissue the comment in part. The “Summaries of Oral Loan Agreements” in Exhibit 10.33 appear to be missing details found in typical loan agreements. For example, there are no indications of when the agreements were made, the amount of the loans, or remedies available if the debtor is unable to repay the loans. Please advise or revise.

The Company notes the Staff’s comment and advises that changes have been made to Exhibit 10.33:-

“Summaries of Oral Loan Agreements

Loans to Former Owners of PRC Yuhe

Cash advance to Mr. Gao Zhentao

The first oral loan agreement between PRC Yuhe as lender and Mr. Gao Zhentao, who is a director and was a former owner of PRC Yuhe, as borrower was made in or about December 2006. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

The purpose of these cash advances to Mr. Gao Zhentao was to allow him to make payments for his business trips and other expenses. These cash advances to Mr. Gao Zhentao are unsecured, interest free, and have no fixed date for repayment. There are no material covenants, conditions or restrictions attached to these cash advances to and repayments by Mr. Gao Zhentao. As there is no written agreement, the remedies available to the creditor are prescribed pursuant to the laws of the PRC. On February 19, 2008, the cash advance in the sum of $74,125 was repaid to PRC Yuhe.

Cash advance to Mr. Gao Zhenbo

The first oral loan agreement between PRC Yuhe as lender and Mr. Gao Zhenbo, who is a director of PRC Yuhe and was a former owner of Taihong, as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

The purpose of these cash advances to Mr. Gao Zhenbo was to allow him to make payments for his business trips and other expenses. These cash advances to Mr. Gao Zhenbo are unsecured, interest free, and have no fixed date for repayment. There are no material covenants, conditions or restrictions attached to these cash advances to and repayments by Mr. Gao Zhenbo. As there is no written agreement, the remedies available to the creditor are prescribed pursuant to the laws of the PRC. On February 19, 2008, the cash advance in the sum of $76,716 was repaid to PRC Yuhe.

Cash advanced to Mr. Tan Yi

The first oral loan agreement between PRC Yuhe as lender and Mr. Tan Yi, who is a director of PRC Yuhe, as borrower was made on or about January 31, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

The purpose of these cash advances to Mr. Tan Yi was to allow him to make payments for his business trips and other expenses. These cash advances to Mr. Tan Yi are unsecured, interest free, and have no fixed date for repayment. There are no material covenants, conditions or restrictions attached to these cash advances to and repayments by Mr. Tan Yi. As there is no written agreement, the remedies available to the creditor are prescribed pursuant to the laws of the PRC. On February 19, 2008, the cash advance in the sum of $78,092 was repaid to PRC Yuhe.

Loans to Companies in which Former Owner of PRC Yuhe Served as a Director

Loan to Hefeng Green Agriculture Co., Ltd.

The first oral loan agreement between PRC Yuhe as lender and Hefeng Green Agriculture Co., Ltd., a company in which Mr. Gao Zhentao served as a director, as borrower was made on or about September 30, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

These loan are unsecured, interest free and have no fixed date for repayment. There are no material covenants, conditions or restrictions attached to these cash advances to and repayments by Hefeng Green Agriculture Co., Ltd. As there is no written agreement, the remedies available to the creditor are prescribed pursuant to the laws of the PRC. The purpose of these loans was to provide Hefeng Green Agriculture Co. Ltd. with finance for its working capital. The management expects to receive the loan balance on demand in December 2009.

Loan to Shandong Yuhe Food Co., Ltd.

The first oral loan agreement between PRC Yuhe and Taihong as lenders and Shandong Yuhe Food Group Co., Ltd., a company in which Mr. Gao Zhentao serves as a director, as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms among these parties.

These loans are unsecured, interest free and have no fixed date for repayment. There are no material covenants, conditions or restrictions attached to these cash advances to and repayments by Shandong Yuhe Food Group Co., Ltd. As there is no written agreement, the remedies available to the creditor are prescribed pursuant to the laws of the PRC. The purpose of these loans was to provide Shandong Yuhe Food Co. Ltd. with finance for its working capital. The management expects to receive the loan balance on demand in December 2009.

Loan to Shandong Yuhe New Agriculture Academy of Sciences

The first oral loan agreement between PRC Yuhe as lender and Shandong Yuhe New Agriculture Academy of Sciences, a company in which Mr. Gao Zhentao served as a director, as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

These loans are unsecured, interest free and have no fixed date for repayment. There are no material covenants, conditions or restrictions attached to these cash advances to and repayments by Shandong Yuhe New Agriculture Academy of Sciences. As there is no written agreement, the remedies available to the creditor are prescribed pursuant to the laws of the PRC. The purpose of these loans was to provide Shandong Yuhe New Agriculture Academy of Sciences with finance for its working capital. The management expects to receive the loan balance on demand in December 2009.

Loan to Weifang Hexing Breeding Co., Ltd.

The first oral loan agreement between Taihong as lender and Weifang Hexing Breeding Co., Ltd., a company in which Mr. Gao Zhentao served as a director, as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

These loans are unsecured, interest free and have no fixed date for repayment. There are no material covenants, conditions or restrictions attached to these cash advances to and repayments by Weifang Hexing Breeding Co., Ltd. As there is no written agreement, the remedies available to the creditor are prescribed pursuant to the laws of the PRC. The purpose of these loans was to provide Weifang Hexing Breeding Co. Ltd. with finance for its working capital. The loan in the sum of $214,954 was repaid on March 31, 2008.

Loan to Weifang Jiaweike Food Co., Ltd.

The first oral loan agreement between Taihong as lender and Weifang Jiaweike Food Co., Ltd., a company in which Mr. Gao Zhentao served as a director, as borrower was made on or about September 3, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

These loans are unsecured, interest free and have no fixed date for repayment. There are no material covenants, conditions or restrictions attached to these cash advances to and repayments by Weifang Jiaweike Food Co., Ltd. As there is no written agreement, the remedies available to the creditor are prescribed pursuant to the laws of the PRC. The purpose of these loans was to provide Weifang Jiaweike Food Co., Ltd. with finance for its working capital. The management expects to receive the loan balance on demand in December 2009.

Loans from Companies in which Former Owner of PRC Yuhe Served as a Director

Loan from Weifang Hexing Breeding Co., Ltd.

The first oral loan agreement between Weifang Hexing Breeding Co., Ltd., a company in which Mr. Gao Zhentao served as a director, as lender and PRC Yuhe as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

These loans are unsecured, interest free and have no fixed date for repayment. There are no material covenants, conditions or restrictions attached to these cash advances to and repayments by PRC Yuhe. As there is no written agreement, the remedies available to the creditor are prescribed pursuant to the laws of the PRC. The purpose of these loans was to provide PRC Yuhe with finance for its working capital. The balance in the sum of $2,169,237 was repaid on June 30, 2007.

Loan from Weifang Jiaweike Food Co., Ltd.

The first oral loan agreement between Weifang Jiaweike Food Co., Ltd., a company in which Mr. Gao Zhentao served as a director, as lender and PRC Yuhe as borrower was made before January 1, 2005. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

These loans are unsecured, interest free and have no fixed date for repayment. There are no material covenants, conditions or restrictions attached to these cash advances to and repayments by PRC Yuhe. As there is no written agreement, the remedies available to the creditor are prescribed pursuant to the laws of the PRC. The purpose of these loans was to provide PRC Yuhe with finance for its working capital. The balance in the sum of $473,220 was repaid on June 30, 2007.

Loan from Weifang Hexing Breeding Co., Ltd.

The first oral loan agreement between Weifang Hexing Breeding Co., Ltd., a company in which Mr. Gao Zhentao served as a director, as lender and PRC Yuhe as borrower was made on or about March 12, 2008. Since then, there have been a number of borrowings and repayments under identical terms between these parties.

These loans are unsecured, interest free and have no fixed date for repayment. There are no material covenants, conditions or restrictions attached to these cash advances to and repayments by PRC Yuhe. As there is no written agreement, the remedies available to the creditor are prescribed pursuant to the laws of the PRC. The purpose of these loans was to provide PRC Yuhe with finance for its working capital. The loan in the sum of $212,134 was repaid on August 30, 2008.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

7.
We note your response to comment 17 of our letter dated September 9, 2008, and acknowledge your intention to file the January 31, 2008 unaudited PRC Yuhe financial statements with your forthcoming quarterly reports. The historical comparative consolidated financial statements of PRC Yuhe, your predecessor company, are required to be included in the combined company’s Exchange Act reports until such time as the post-merger financial statements include the results of operations for PRC Yuhe for all periods presented. Please revise your Form 10-Q to provide unaudited comparative financial results for PRC Yuhe for the most recent interim period. In this respect, provide the interim financial statements for the six-months ended June 30, 2007 for PRC Yuhe. Refer to Rule 8-03 of Regulation S-X for additional guidance.

The Company notes the Staff’s comment and respectfully advises that the September 30, 2007 unaudited consolidated financial statements of PRC Yuhe will be filed in the Company’s quarterly report on form 10-Q for the third quarter ended September 30, 2008. The Company will also include the historical comparative consolidated financial statements of PRC Yuhe in the Company’s forthcoming quarterly reports until the period ending March 31, 2009.

We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact me (852) 2292-2222.

Sincerely,

/s/ Simon Luk
Simon Luk

cc: Yuhe International, Inc.